

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

Alberto Bianchinotti
Chief Financial Officer
LF Capital Acquisition Corp. II
1909 Woodall Rodgers Freeway
Suite 500
Dallas, TX 75201

      Re: LF Capital Acquisition Corp. II
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Response Letters dated July 26, 2021 and August 2, 2021
          CIK 0001851266

Dear Mr. Bianchinotti:

We have reviewed your response letters and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Response Letter dated July 26, 2021

General

1. We note your response to comment 2. However, we continue to believe that you should revise to clarify how this period of time may be extended and quantify the limit to any such extension, as applicable.

Response Letter dated August 2, 2021

Capitalization, page 72

2. We note your response to prior comment 1. While we acknowledge that the terms of

warrant agreement do not result in a situation where there would be a disproportionate right of the warrant holders to receive cash in excess of the rights of the Class A common shareholders to receive cash in the event of a tender offer, we continue to believe the warrant agreement includes a provision that could require net cash settlement that is outside of the limited circumstances outlined in ASC 815-40-55-2 through ASC 815-40-55-6 and thus liability classification is required. Please advise or revise.

You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Thomas Friedmann